EXHIBIT 99.1

Auryn initiates work and expands land position at the Sombrero Gold and Copper Project

VANCOUVER, British Columbia, April 17, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is pleased to announce that it has completed a long-term access agreement with the Huancasancos Community which covers approximately half of the 2016 Sombrero claims located in southern Peru. The agreement gives Auryn surface access where exploration programs are underway in anticipation of an initial drill campaign. The Company has also expanded its land position by a total of 34,180 hectares through staking ground contiguous to the project area creating a 47,320 hectare district scale land position.

Ivan Bebek, Executive Chairman, stated, “The Sombrero Project represents a major discovery opportunity for Auryn shareholders because of the scale of the project, the high grades observed on surface and the prolific region in Peru where it is located. Although there has been impressive surface sampling by Auryn, the concessions have never been drilled and we are very excited to be commencing our upcoming exploration programs.”

Sombrero Overview:

The Sombrero property is hosted in the Andahuaylas – Yauri belt and is interpreted to be on the north-western margins of the Eocene-Oligocene aged copper porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotabambas, Constancia, Antapaccay, and Tintaya deposits (Figure 1).  The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Surface Work and Planned Drilling:

The surface work at Sombrero will consist of mapping, soil and rock sampling, trenching and ground magnetics expected to be completed prior to an initial drill program.

The aim of the surface program is to expand upon the previously recognized surface mineralization and to delineate drill targets on the southern half of the project where the Company has secured a long-term agreement with the Huancasancos community.  Additional community agreements for the northern portion of the project are currently being negotiated.

Previous work by Auyrn in the southern half of the project yielded a large 2.3 km long gold-in-soils anomaly with several high grade rock samples ranging up to 7.54g/t Au and several multi percent copper samples ranging up to 16% Cu. Auryn also previously trenched 53 meters of 1.75g/t Au, 37 meters of 1.07g/t Au, and 11 meters of 0.7g/t Au (Figure 2 & Tables 1 & 2). For full details of these results, see Auryn Resources’ News Release dated February 24, 2017.

Expanded Land Position:

The expansion of the land position is based on the results of a stream sediment survey (Figure 3).  An initial one day follow up on one of the anomalous drainage basins immediately to the north of the Sombrero project identified a previously unrecognized intermediate sulphidation system characterized by a hydrothermal breccia zone covering an area of approximately 400 meters by 200 meters. A single rock sample was taken in this area yielding 0.49g/t gold, 285g/t silver, and 1.39% Cu. Auryn’s technical team believes this initial follow-up demonstrates the effectiveness of the stream sediment technique in this region and that it could lead to new discoveries in and around Sombrero project.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Russell Starr, SVP Corporate Finance at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Soils 2016 (Sombrero, Peru):
Approximately 2 kg of soil material per sample were collected and sent to ALS Lab in Lima, Peru for preparation and then to ALS Lab in Vancouver for analysis. All samples are analyzed for gold and multi-element using 50g nominal weight trace level method by aqua regia digestion and ICP-MS finish (AuME-TL44). QA/QC program for soil samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Grabs 2016 (Sombrero, Peru):
Approximately 2kg of rock chips material per sample were collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). Where ICP21 results were > 3 g/t Au (11 samples in total) the assay were repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). Where MS41 results were greater or near 10,000 ppm Cu (4 samples in total) the assay were repeated with ore grade Cu aqua regia digest method (Cu-OG46). QA/QC programs for 2016 rock grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Trenches 2016 (Sombrero, Peru):
Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Disclaimer
The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Figures and tables accompanying this announcement are available at

http://resource.globenewswire.com/Resource/Download/ca0e920b-5a09-49ad-a8fa-a65f4fbce577

http://resource.globenewswire.com/Resource/Download/a3c260dd-f0a1-44a4-99d0-baec7fb76a97

http://resource.globenewswire.com/Resource/Download/c42fb7c3-2232-4d24-9195-1c17a3293417

http://resource.globenewswire.com/Resource/Download/faf3c06c-d1a0-41b5-83a3-f8883171a151

http://resource.globenewswire.com/Resource/Download/ae366b1e-8f56-4089-98fa-5e1d2737284f